John H. Lively
The Law Offices of John H. Lively & Associates, Inc.
A Member Firm of The 1940 Act Law Group™
11300 Tomahawk Creek Parkway, Suite 310
Leawood, KS 66211
Phone: 913.660.0778 Fax: 913.660.9157

July 26, 2017

Ms. Lauren Hamill
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          World Funds Trust (the “Trust”) (File Nos. 811-22172 and 333-148723)

Dear Ms. Hamill:

On June 22, 2017, the Trust filed with the Securities and Exchange Commission (the “Commission”) a Preliminary proxy statement on Schedule 14A. The proxy statement was filed for the purpose of soliciting the vote of shareholders of the Toreador Core Fund, Toreador International Fund and Toreador Explorer Fund (the “Funds”), each a series of the Trust, on the approval of a new advisory agreement, and revisions to the Funds’ fundamental investment restrictions.

We received comments from you relating to the proxy statement. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment. Contemporaneously, with this letter, which I am submitting to you in a correspondence filing, the Trust is filing a Definitive Proxy Statement. The Definitive Proxy Statement will include responses to the comments as described in this letter.

Shareholder Notice

1.	Comment: Please indicate the specific web page where proxy materials will be available.

Response: The Trust has revised the disclosure as you have requested.

Proxy Statement

2.	Comment: In the introduction section, please change the reference from Proposal 4 to Proposal 3.

Response: The Trust has revised the disclosure as you have requested.

Ms. Lauren Hamill
U.S. Securities and Exchange Commission
July 26, 2017

3.
Comment:        In the introduction section, please disclose pursuant to Item 6(a) of Schedule 14A whether the disclosure on each “whole share being entitled to vote” also applies to each class of the voting shares.

Response: The Trust has revised the disclosure as you have requested.

Proposal 1

4.	Comment: Please indicate if it is anticipated that any of the Funds would acquire office space as noted in the discussion following Proposal 1.A.4.

Response: The Adviser has confirmed that it is not anticipated that any of the Funds would acquire office space and has requested that the Trust revise the disclosure to reflect this fact.

5.	Comment: Please review the sentence in Proposal 1.B.5 below and consider if “prohibition” should be used as opposed to “restriction” in the second instance.

The revision to the fundamental restriction would not affect this restriction and would remain applicable to the Toreador International Fund’s operations.

Response: The Trust has revised the disclosure as you have requested.

6.	Comment: In Proposal 1.B.5, please disclose whether the Toreador International Fund currently may engage in derivative transactions.

Response:        The Adviser has indicated that the Toreador International Fund does not currently engage in derivative transactions as part of its principal investment strategy although it may engage in such transactions.

7.	Comment: In the section on “Diversification” for the Toreador International Fund (Proposal 1B), please indicate whether the diversification restriction was considered fundamental or non-fundamental.

Response: The Trust has revised the disclosure to indicate that the non-diversification policy is fundamental.

8.
Comment:        In the section noted in Comment #7 above, please also indicate whether the diversification restriction being adopted (i.e., that of diversification) is considered a fundamental restriction or a non-fundamentals restriction.

Response: The Trust has revised the disclosure to indicate that the diversification policy is fundamental.

Ms. Lauren Hamill
U.S. Securities and Exchange Commission
July 26, 2017

9.
Comment:         In the “Note” disclosure following the section noted in Comments #7 and 8, please disclose if shareholders are not being asked to vote to approve the restriction because the Toreador International Fund has already adopted the diversification test.

Response: The Trust has revised the disclosure to address your comment.

Proposal 2

10.
Comment:        In (5) under the section titled “The Proposed Amendments”, the disclosure states that the New Agreement have a “gross negligence” standard which is “more common in the industry.” Then, in the December 21, 2016 Board considerations disclosure, it seems that Counsel suggested the gross negligence standard “may generally be considered more common in the industry.” Please consider if these two references to “gross negligence” need to be reconciled.

Response: The Trust has revised and reconciled the disclosure in a manner consistent with your comment.

11.
Comment:        In the Board Consideration section, there are several areas that appear insufficient to comply with the material factors discussed in Section 22(c)(11) of Schedule 14A. The Staff prefers that a registrant relate the factors considered to the specific circumstances of the fund at issue.

(a)        In the sub-section “Investment Performance of the Toreador Funds and the Adviser,” the disclosure indicates that certain Funds underperformed their respective category averages. The disclosure then states that “[b]ased on the foregoing, the Board concluded that the investment performance information presented for the Toreador Funds was satisfactory...”. Please more specifically state how the underperformance that was considered affected the ultimate approval of the advisory agreement, i.e., how did the Board come to the conclusion of approving the advisory agreement despite the underperformance of the Funds.

(b)        In the sub-section “The costs of the services to be provided and profits to be realized by the Adviser from the relationship with the Toreador Funds,” the disclosure indicates that the fees for the Toreador Funds are generally above average for their respective categories. The disclosure further indicated that expense limitation arrangements were entered into for benefit the Toreador Funds and, apparently, these arrangements countered the higher than average management fees. Please more specifically state how the Board came to the conclusion to approve the advisory agreement despite the higher expense when they may only be offset by the one year term of the expense limitation agreement.

(c)        In the same sub-section noted in (b) above, please explain how the board came to the conclusion that the fees to be paid to the Adviser were fair and reasonable in light of the fact that the expense limitation agreement would only be in effect through August 31, 2018 and this seemed to make the fees more reasonable.

(d)        Similar to the comment in (c) above, in the sub-section “The extent to which economies of scale would be realized as the Toreador Funds grow and whether advisory fee levels reflect these economies of scale for the benefit of the Toreador Funds’ investors,” the disclosure states that the Trustees determined

Ms. Lauren Hamill
U.S. Securities and Exchange Commission
July 26, 2017

that while the management fee would remain the same investors would benefit from the expense limitation agreement. Please clarify if the Trustees considered that the investors would only benefit through August of 2018.

Subsequent to our initial conversation, you supplied additional comment related to this Comment #11. Essentially, you noted that it is important to explain how certain determinations were arrived at and that simply stating that the Board considered certain facts and came to certain conclusions may not, in and of itself, provide a clear explanation of the Board’s basis for its conclusion. You asked that we consider providing such additional disclosure in this regard in the relevant sections of the proxy.

Response:        The Trust believes that its disclosure is sufficient with respect to each of the areas of your comment discussed in (a) – (d). For instance, the Trust discloses with respect to (a) above that the Board consider the performance of each of the Funds for various periods and it considered performance presented throughout the year. These facts effectively disclose what was considered and that it was deemed in the business judgment of the Board to be satisfactory. It important to note that this proposal is being put forth in the context of an overall effort to make uniform the structure and contractual relationships of the Funds. It is against this backdrop that the Board determined that the weight of this particular factor described in subpart (a) of your comment was satisfactory. The Board did reach a conclusion and the “how” is answered in looking at the information considered and the circumstances in which it was considered. Similarly, with respect to subparts (b) and (c) of your comment, the Board did not simply consider the duration of the current expense limitation arrangement or that the arrangements somehow counteracted the effect of higher than average management fees. Rather, the Board considered totality of the contractual arrangements. The disclosure notes that the Board considered the effect advisory fee rates, which demonstrates prior levels of commitment to the Funds. The Board also considered the overall relationship and the demonstrated “level of commitment” to the Funds prospectively. The Board considered the general understanding between the Trust and the Adviser of the Adviser’s intent to keep the expense limitation arrangements in place for the foreseeable future, but at the same time recognized the notion of simply renewing from year to year as a valid approach to managing expense limitation arrangements and consistent with general industry standards. This latter point has been enhanced in the disclosure in response to subpart (d) of your comment. Importantly, the Board conclude that the advisory fee was fair and reasonable, and within a range of what could have been negotiated arm-length in light of all the surrounding circumstances, a fact which has been added to the disclosure. The Board’s focus on the level of commitment to the Funds, as demonstrated by, among other things, the expense limitation arrangements, reflects how the Board assessed the advisory fees as being satisfactory.

With respect to our conversation subsequent to your initial comments, we have reviewed the disclosure again and attempted to provide some additional color on the reasons for the Board determinations with respect to certain of the factors considered.

Ms. Lauren Hamill
U.S. Securities and Exchange Commission
July 26, 2017

Proposal 3

12.	Comment: Please clarify in the introductory paragraphs to this Proposal 3 that the Retail Class currently imposes an administrative fee while the new Investor Class will not.

Response: The Trust has revised the disclosure as you have requested.

13.
Comment:        In the section “Description of the Rule 12b-1 Distribution Plan,” the third paragraph discusses the recoupment feature of the Fund’s expense limitation agreement, please revise to disclose that, if accurate, the recoupment is permissible within three years from the date of its waiver or reimbursement. Additionally, please confirm that the Trust considers all applicable accounting standards for purposes of accruals and expense limitation arrangements. Finally, please confirm that the Trust performs periodic FAS 5 analyses in the context of administering expense limitation arrangements.

Response:        The Trust respectfully disagrees with this comment. Under the operating expense limitation agreement, the Adviser has agreed to waive its fees or reimburse the Fund in order to limit the relevant Fund’s annual operating expenses to the stated expense ratios applicable to each share class, as calculated on a per annum basis. While the Fund attempts to estimate the amounts to be waived or reimbursed by the Adviser via accruals made throughout the year, the Fund’s expenses and asset levels will fluctuate, preventing a determination of the final annual expense ratios and, accordingly, the amounts required to be waived or reimbursed by the Adviser until the full fiscal year is completed. For example, a fund with minimal assets at the beginning of the year whose asset levels increase significantly during the year may accrue for an advisory fee waiver over the first few months of the year, but later determine that such advisory fee waiver is not actually required if the Fund’s expense ratio, as calculated on an annualized basis, is under the agreed upon limit. In this situation, despite the fact that the fund initially accrued for a fee waiver, the adviser would not actually waive any of its fees during the year.

Similarly, whether the Adviser may recoup its previously waived fees or Fund expenses paid cannot be determined until the full fiscal year is completed. Only if the Fund’s annual expense ratios are below the agreed upon limits is the Adviser eligible for recoupment of its previously waived fees/expenses reimbursed. Further, under the terms of the operating expense limitation agreement, such amounts are only eligible for recoupment if they are within the three fiscal years of the fiscal year that they were waived or reimbursed. As noted above, the actual waiver or reimbursement is always determined as of the end of the fiscal year. Therefore, any recoupment by the Adviser would occur within three years of that date.

The Trust confirms that it considers all applicable accounting standards for purposes of accruals and expense limitation arrangements. Additionally, the Trust confirms that it performs periodic FAS 5 analyses in the context of administering expense limitation arrangements.

14.	Comment: Please remove the reference to Proposal 4 in the required vote disclosure.

Response: The Trust has revised the disclosure as you have requested.

Ms. Lauren Hamill
U.S. Securities and Exchange Commission
July 26, 2017

Further Information About Voting and the Special Meeting

15.	Comment: Please specify in the section “Shareholder Proposals” what the next meeting of shareholders means so that shareholdings wishing to request a proposal will better understand the disclosure.

Response: The Trust has revised the disclosure as you have requested.

16.
Comment:        In the section “Proxy Solicitation Costs” please specify what services AST is engaged to perform. If it is known that the solicitation will involve means other than by the use of mail, please disclose this. If the solicitation is restricted to mail only then please confirm that to the Staff in this response letter.

Response: The Trust has revised the disclosure as you have requested.

17.
Comment:        In the table on “Outstanding Shares” please break down this table in to the shares outstanding with respect to each share class. This is done for the Retail Class only as they are to vote on a certain proposal but should also be done for the other classes.

Response: The Trust has revised the disclosure as you have requested.

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively